EXHIBIT 99.2
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                             [VIKING LOGO OMITTED]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JULY 7, 2004


VIKING ENERGY ROYALTY TRUST'S ENHANCED DISTRIBUTION REINVESTMENT
AND OPTIONAL TRUST UNIT PURCHASE PLAN RECEIVES REGULATORY APPROVAL
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CALGARY, JULY 7, 2004 - (VKR.UN) Viking Energy Royalty Trust ("Viking")
announces that it has now received all necessary regulatory approvals relating to its Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan").

To participate, registered unitholders must fax or otherwise deliver their properly completed and signed enrolment forms to Computershare Trust Company of Canada at the fax number or address specified in the enrolment forms no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the distribution to which such record date relates to be reinvested under the Plan. Registered Unitholders who wish to participate in the Plan in respect of the distributions payable on August 16, 2004 must deliver their properly completed and signed enrollment forms to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on July 21, 2004 which is the business day immediate preceding the July 22, 2004 record date. Participants in Viking's existing distribution reinvestment plan will automatically be enrolled in the distribution reinvestment component of the new Plan. Beneficial unitholders (i.e., owners of units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution or other nominee through which their units are held to inquire about the applicable enrolment deadline and to request enrolment in the Plan.

Copies of the Plan, questions and answers, and enrolment forms will be mailed to eligible registered Unitholders and are also available on Viking's website at www.vikingenergy.com under the heading Investor Relations, or directly from Viking by calling (403) 268-3175. Registered and beneficial Unitholders who are not resident in Canada are not eligible to participate in the Plan.

Participation in the Plan does not relieve Unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their own tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.



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TM denotes trademark of Canaccord Capital Corporation

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Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,772,038 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For further information contact:


Diane Phillips                                  Viking Energy Royalty Trust
Investor Relations                              Suite 400, 330-5th Avenue S.W.
                                                Calgary, Alberta, T2P 0L4

                                                Ph:  (403) 268-3175
                                                Toll Free:  1-877-292-2527

                                                Email: vikingin@viking-roy.com




               To find out more about Viking Energy Royalty Trust
                   visit our website at www.vikingenergy.com